Exhibit 12.1
Ratios of Earnings to Fixed Charges and Earnings to
Combined Fixed Charges and Preferred Stock Dividends
Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of December 31, 2014, we had 23,938.35 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A, or Series A preferred stock, outstanding, which were issued in connection with the acquisition of BOH Holdings, Inc. on April 15, 2014. As a result of the time at which such issuance occurred, our Series A preferred stock did not affect any of the four years ended December 31, 2013. The dividend on our Series A preferred stock is approximately $60,000 per quarter, and payments began in the quarter ended June 30, 2014.
The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.
For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases, (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and (iv) pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before taxes	$43,898	$24,461	$17,377	$13,700	$13,116
Fixed charges	16,551	12,567	13,502	13,468	13,762
Earnings, including interest on deposits	60,449	37,028	30,879	27,168	26,878
Less: interest on deposits	9,537	6,974	8,351	9,912	10,777
Earnings, excluding interest on deposits	$50,912	$30,054	$22,528	$17,256	$16,101

Fixed charges:
Interest on deposits	$9,537	$6,974	$8,351	$9,912	$10,777
Interest on borrowings, including rent	7,014	5,593	5,151	3,556	2,985
Fixed charges, including interest on deposits	16,551	12,567	13,502	13,468	13,762
Less: interest on deposits	9,537	6,974	8,351	9,912	10,777
Fixed charges, excluding interest on deposits	$7,014	$5,593	$5,151	$3,556	$2,985
Preferred stock dividend requirements	169	−	−	−	−
Combined fixed charges and preferred stock dividend requirements, including deposits	$16,720	$12,567	$13,502	$13,468	$13,762
Combined fixed charges and preferred stock dividend requirements, excluding deposits	7,183	5,593	5,151	3,556	2,985

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	7.26x	5.37x	4.37x	4.85x	5.39x
Including interest on deposits	3.65	2.95	2.29	2.02	1.95

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	7.09x	5.37x	4.37x	4.85x	5.39x
Including interest on deposits	3.62	2.95	2.29	2.02	1.95